Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3), the related Prospectus of Stereotaxis, Inc. for the registration of up to $75,000,000 of its debt securities, common stock, preferred stock, warrants, or units, and the Prospectus for the offering of up to $15,000,000 of its common stock and to the incorporation by reference therein of our report dated April 1, 2013, with respect to the financial statements and schedule of Stereotaxis, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

St. Louis, Missouri

November 27, 2013